LKA Gold Incorporated
3724 47th Street Ct. NW
Gig Harbor, WA 98335
(253) 514-6661
www.lkagold.com

Ms. Tia L. Jenkins                                                                            Via EDGAR
Senior Assistant Chief Accountant
Securities And Exchange Commission
Washington, D.C. 20549

Re: Responses to your comment letter dated June 27, 2014 concerning LKA Gold Incorporated

File No. 000-17106

Dear Ms. Jenkins,

Please find my response to your comments below, in the order you presented them.

1. The estimates of gold ounces we expect to mine is based on our experience over several years with a single mining crew and the actual number of ounces extracted from the exploration program from 2009 through Q-2 of 2014, and, to a lesser extent, the previous commercial production in 1998-2006….also conducted with a single crew. Included in the “Estimate Assumptions” on slide 17 of the Presentation is the expectation of additional funding by Q-4 of 2014. This will enable us to;

I.) Hire two additional crews of miners to follow vein structures that are currently observable at multiple locations within the mine.

II.) By deploying two additional crews by Q-4 of 2014, it is very likely that we will expose more enriched structures and increase the number of ounces we extract while conducting exploratory mining operations. This has been our consistent experience with this deposit since LKA’s initial exploration work in the 1980’s.

III.) Our assumptions include the probability  that an expanded, exploratory mining program will enable us to advance to the center of this mineralized zone (based on our surface observations) and locate at least one more commercial ore body equivalent to 25% of the average ore grade and annual production of the previous commercial ore body that yielded 133,000 ounces during 1998-2006. Average ore grade during this period was 16.01 ounces gold per ton.

IV.) The grade of the vein material stated in the estimates is not inconsistent with the grades were encountering presently. We’ve seen no evidence to-date to suggest that the vein structure we’re following is diminishing in character…occurrence and enrichment. Several geologists believe there is no evidence to suggest that the vein structure will diminish but clearly there can be no guarantee that the mineralization will not die out or diminish in its enrichment either. We try to make this clear in our public disclosures.

V.) The expected diminishing cost of the ounces “produced” (I promise not to use that term publicly going forward) is attributed of the richness of the material. Because we have historically experienced multiple ounces per ton, the cost of extraction (measured in cost per ounce) is reduced substantially with the increased grade and  increased number of tons produced…presumably as a result of deploying multiple crews. Additionally, if we develop a commercial ore body, actual “production” costs will be significantly lower (both tons and ounces) than exploratory mining costs. Based on our actual experience, and current operations, these estimates represent  management’s “best guess” at this time. The possibility that we could be completely wrong in our assumptions is included in our “Forward Looking Statements,” every press release, and elsewhere in our public disclosures.

VI.) As to the mine’s “potential” to achieve these projections (excluding specific timing and production estimates provided by management) please see excerpts from reports by four separate, highly experienced, professional geologists on slides 24-27. Complete reports /statements are available if you require them. Please also see our commercial production history 1998-2006…although we recognize that this can be no predictor of future success.

2.  We understand your comment and have spoken briefly with the Commission’s mining engineer, John Coleman, about this and discussed alternate terms that would convey the appropriate/accurate meaning to our shareholders and prospective investors. John seemed to have no problem with our use of the terms “gold bearing vein material” or “enriched vein material.”  We will refrain from using the term “ore” to describe the gold-bearing material we are encountering, extracting and selling during our exploration program.

3. Due to the high grade nature of the gold bearing material we extract, and the need to store it in the open on our mine pad, and in less-than-secure staging areas in town for loading/shipping, we hoped to avoid providing the public with a detailed “road map” to the mine. Lake City is a historic mining town and hosts thousands of tourists every year, some of who are bitten by the “gold bug” and would not hesitate to attempt to walk onto the property. There are also significant MSHA safety concerns that come into play.  We are a small company with limited resources and cannot afford a security staff. We understand the Commissions rules in this regard but respectfully request some latitude with this particular disclosure requirement.

4.  The only assets or liabilities with book value upon final conveyance and acceptance of the property to Hinsdale County were reclamation bonds in the amount of $30,312, held by the State of Colorado Division of Reclamation, Mining and Safety.  Through the conveyance agreement, the Company agreed to irrevocably sign over its $30,312 portion of its reclamation bond with DRMS to Hinsdale County in October of 2013, resulting in a pass-through of the reclamation bond value with no impact to the books of the Company.

5.  We understand your comments and will expand our current disclosure of “None; not applicable” to include greater clarification in future filings even if we have nothing to report. We have not been cited (ever) for any of the violations, orders, legal actions, citations, or received notices described in Item 104 of Regulation S-K. In fact, we have received MSHA awards for the number of man-hours worked without an injury. A “dated” version of such an award can be found on the “Operations” page of the Company’s website: http://lkagold.com/Operations.php

6. Understood. We will expand our MD&A section to include your comments.

Here is a draft disclosure as requested:

“LKA is an exploration stage company and is currently engaged in an exploration program at the Golden Wonder mine with the objective of returning the mine to a producing status and establishing  commercial gold reserves. The Golden Wonder Mine exploration program, which began in November, 2008, has involved extensive sampling, assaying, and exploratory mining for the purpose of identifying possible new production zones within the mine. During this evaluation period, costs to mine, sample and analyze exposed veins have been yielding precious metals revenues. While encouraging, no conclusion can be drawn at this time about the commercial viability of the mine. Revenues are generated through the sale of gold bearing vein material extracted during the current exploratory mining program are recognized upon acceptance of ore delivery from processors and smelters. Costs of activities during the exploration period are expensed as incurred until the establishment of a commercially viable ore body (reserves) Due to the lack of reserves, LKA’s revenues, costs and gross profit are not comparable to gold mining companies that are in the production stage as LKA is not allowed to capitalize certain cost related to the establishment and must expense all costs as incurred.”

7. Understood. We will use the term “gross profit” vs. “operating gain” going forward.

8.  Understood. We will make this change in all future filings.

9.  We were referring only to the “development stage” of the Company as defined in FASB ASC 915. This disclosure is not intended to describe the state of property/project….which we recognize is clearly in the “exploration” phase. We try to make this clear to shareholders and potential investors in all of our public notices and filings.

10.  Understood. We will make this disclosure in all future filings.  See response to #6 above, which will be used as this disclosure.

11. In future filings the disclosure will be modified to the following to ensure it is clear that the company is not currently capitalizing expenses related to mining activities:

“Costs related to locating and evaluating mineral and ore deposits, as well as determining the economic mineability of such deposits, are expensed as incurred.  All costs related to mine exploration to-date have been expensed due to there being no established reserves of commercial viability. Upon establishment of such reserves, mine exploration costs will be capitalized and amortized by the units-of-production method over the estimated total recoverable life of the reserves.

12.  Understood. We will make the requested disclosure changes. (We request some SEC guidance regarding item #3 above.)

13.  As I’m sure you’ve noted, we disclose this situation in greater detail in the Company’s 10-K;
The reduced actual costs of the completed project dropped from the $2.1 million estimate to $1.2 million based on our most recent discussion with the EPA’s project supervisor (Steven Way – Region 8 Coordinator) and Hinsdale County Commissioners;
The disclosure that there is no guarantee that the EPA will come to the same conclusion regarding LKA’s “de minimis” position….financial liability.
Please see this addition disclosure under “Cost and Effect of Compliance With Environmental Laws.” We will make this additional disclosure, with current updates, in the MD&A section of future filings.

14.   The disclosure errors were related to the slight underreporting of ounces of gold produced during the period. There were no errors in the reporting of revenues in the financial statements.  As such, and considering the small value of the disclosure error, management feels as though it was an immaterial disclosure error, but one that it wanted to clarify to shareholders.

15. We do not believe this one-time error is the result of a significant deficiency in the internal controls of the Company. The error was a result of a misreading of ounces off of “settlement statements” by competent personnel and not the result of intentional acts or lack of understanding or training.  The voluntarily disclosed, immaterial, errors were identified and corrected by management when it came to its attention.  Management determined that as a result of the errors being minor in amount (ounces disclosed were understated) and there being no changes required to the revenue amounts reported and disclosed in the financial statements and footnotes, no further action was required.

Please be advised that we acknowledge the following:

* We recognize that the Company is responsible for the adequacy and accuracy of the            disclosure in all of our filings, and;
* SEC staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing, and;
*The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our responses to your comments adequate and complete. If you have further concerns or comments please contact me directly.

 Sincerely,

/s/ Kye Abraham
Kye Abraham
President